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                                                                    Exhibit 99.1

                     [LETTERHEAD OF KELLER & COMPANY, INC.]

July 23, 2002


The Board of Directors
Clay County Savings & Loan Association
134 N. Water Street
Liberty, Missouri 64068

Re:  Business Plan Proposal

Attention: John R. Davis, President

This letter represents our proposal to prepare a Business Plan ("Plan") for Clay County Savings & Loan Association ("Clay County" or the "Association") to fulfill the requirements of the Office of Thrift Supervision ("OTS") relating to the Association's mutual to stock conversion. The Plan will focus on Clay County's new three-year pro formas, the conversion impact on the Association, the planned use of proceeds and internal strategies.

Keller & Company is experienced in preparing business plans for filing with and approval by all regulatory agencies. We prepared thirty-four in 1999, thirty-two in 2000, and thirty-three in 2001, and all have been approved. Your Plan will be based on the format provided in the attached Exhibit A. We will prepare the three-year pro formas and normally prepare each discussion section in accordance with regulatory requirements and based on your input. Our objective is to ensure that your Plan is a meaningful planning tool for the future, is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future. If Clay County has a current Business Plan, we can use the text of such plan and then insert the new financial projections and revise the text accordingly. Such procedure would reduce the normal fee to prepare a full Plan.

Exhibit B provides a sample set of typical pro formas. Your three-year pro formas will incorporate the most current interest rate projections provided by OTS. Our procedure is to request key financial information, including TFR and CMR Reports, investment portfolio mix, recent lending activity, savings activity, costs and yields and other data from Clay County. Based on a review of this information, I will then meet with management to discuss your plans and expectations for the remainder of 2002, 2003, 2004 and 2005, focusing on such items as use of proceeds, deposit growth expectations, loan origination projections, new products and services, increases in general valuation allowance, new branches, capital improvements and increases in fixed assets, investment strategy, changes in board fees, changes in staffing and annual rise in total compensation. If current

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Board of Directors
July 23, 2002
Page 2

projections are in place, we can incorporate the assumptions used in the Association's current projections. We will then prepare financial projections tying the beginning figures to your June 30, 2002, balances, incorporating your current yields on interest-earning assets and your current costs of interest-bearing liabilities. Assets and liabilities will then be repriced based on their maturity period, with such items tied to rate indices and their yields and costs adjusting based on interest rate trends. Due to the importance of completing the Plan in a timely manner, we normally meet with senior management as soon as possible to ensure ample time for management to review the new projections and make any adjustments in assumptions. The Plan is based on the June 30, 2002, financials from the Association's TFR Report, not the audited financials.

We can introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies and the impact of different levels of proceeds, recognizing that the Plan to be filed must be based on the midpoint valuation. Our pro formas are derived from a software program designed by Deloitte & Touche and is the most flexible yet detailed program available. We will also address the issue of interest rate risk, which has been a key issue with regulators, to demonstrate ongoing compliance with the Association's Interest Rate Risk Policy.

With each set of pro formas, we will send you a detailed discussion summary of the assumptions for easy review and comments (Exhibit C). After your review of the pro formas, we will make any adjustments that are requested. When the pro formas are complete, we will provide you with the final pro forma financial statements, as well as pro formas for the new holding company (Exhibit D).

With regard to the text of the Plan, we normally complete each section in draft form for your review, and revise each section based on your comments and requests. If a current Plan exists, we can simply review the Plan based on the impact of the planned conversion and recognizing the review of the Plan by the Dallas Regional Office of OTS. We will also send a copy of the Plan to your counsel for their input and comments. The Plan will be in full compliance with all regulatory requirements. We also prepare a quarterly comparison chart each quarter after the conversion at no charge for your presentation to the board, showing the quarterly variance in actual performance relative to projections and provide comments on the variance. Such quarterly comparison is normally included in the minutes of the board meeting. We also prepare a presentation outline for management's required business plan meeting with the Regional Office of OTS in Dallas. Such presentation outline has been used by clients for meetings in Atlanta, Chicago, Dallas, Boston and San Francisco and has proven to be very useful.

Our fee for the preparation of a full business plan text and pro formas is $8,000, plus out-of-pocket expenses not to exceed $500. If the Association has a current Business Plan in place, our fee is based on a charge of $2,000 to prepare the pro formas and a fee to revise and update the Plan based on the new projections, the planned conversion, the new proceeds, etc., and to review the current Plan to ensure compliance with regulatory requirements. The fee to review the existing Plan and amend key sections is based on an hourly rate of $90 and normally requires 20 to 25 hours, resulting in a total fee of $3,800 to $4,250 plus out-of-pocket expenses.

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Board of Directors
July 23, 2002
Page 3

I look forward to possibly working with you and would be pleased to meet with you to discuss our proposal.

Sincerely,

KELLER & COMPANY, INC.

/s/ Michael R. Keller
---------------------
Michael R. Keller
President

MRK: jmm
enclosure

Accepted this 6th day of August, 2002.


/s/ John R. Davis
-----------------
John R. Davis
President

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                     [LETTERHEAD OF KELLER & COMPANY, INC.]

July 31, 2002


The Board of Directors
Clay County Savings & Loan Association
134 N. Water Street
Liberty, Missouri 64068

Re:  Conversion Valuation Agreement

Attn.: John R. Davis, President

         Keller & Company, Inc. (hereinafter referred to as KELLER) hereby proposes to prepare an independent conversion appraisal of Clay County Savings & Loan Association (hereinafter referred to as "CLAY COUNTY," relating to the mutual to stock conversion of CLAY COUNTY and formation of a mutual holding company. KELLER will provide a pro forma valuation of the market value of the shares to be sold in the proposed conversion of CLAY COUNTY.

         KELLER is a financial consulting firm that primarily serves the financial institution industry. KELLER is experienced in evaluating and appraising thrift institutions and thrift institution holding companies. KELLER is an experienced conversion appraiser for filings with the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), and is also approved by the Internal Revenue Service as an expert in bank and thrift stock valuations. Keller is an experienced conversion appraiser for standard conversions, mutual holding company conversions and conversions involving foundations.

         KELLER agrees to prepare the conversion appraisal in the format required by the OTS in a timely manner for prompt filing with the OTS and the Securities and Exchange Commission. KELLER will provide any additional information as requested and will complete appraisal updates in accordance with regulatory requirements and based on market conditions.

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         The appraisal report will provide a detailed description of CLAY
COUNTY, including its financial condition, operating performance, asset quality, rate sensitivity position, liquidity level and management qualifications. The appraisal will include a description of CLAY COUNTY's market area, including both economic and demographic characteristics and trends. An analysis of other publicly-traded thrift institutions will be performed to determine a comparable group, and adjustments to the appraised value will be made based on a comparison of CLAY COUNTY with the comparable group and recognizing the risk related to an initial public offering.

         In making its appraisal, KELLER will rely upon the information in the Subscription and Community Offering Circular (Prospectus), including the audited financial statements. Among other factors, KELLER will also consider the following: the present and projected operating results and financial condition of CLAY COUNTY; the economic and demographic conditions in CLAY COUNTY's existing marketing area; pertinent historical financial and other information relating to CLAY COUNTY; a comparative evaluation of the operating and financial statistics of CLAY COUNTY with those of other thrift institutions; the proposed price per share; the aggregate size of the offering of common stock; the impact of the conversion on CLAY COUNTY's capital position and earnings potential; CLAY COUNTY's proposed initial dividend, if any; and the trading market for securities of comparable institutions and general conditions in the market for such securities. In preparing the appraisal, KELLER will rely solely upon, and assume the accuracy and completeness of, financial and statistical information provided by CLAY COUNTY, and will not independently value the assets or liabilities of CLAY COUNTY in order to prepare the appraisal.

         Upon completion of the conversion appraisal, KELLER will make a presentation to the board of directors of CLAY COUNTY to review the content of the appraisal, the format and the assumptions. A written presentation will be provided to each board member as a part of the overall presentation.

         For its services in making this appraisal, KELLER's fee will be $20,000, plus out-of-pocket expenses not to exceed $1,000. The appraisal fee will include the preparation of one valuation update. All additional valuation updates will be subject to an additional fee of $1,000 each. Upon the acceptance of this proposal, KELLER shall be paid a retainer of $3,000 to be applied to the total appraisal fee of $20,000, the balance of which will be payable at the time of the completion of the appraisal.

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         CLAY COUNTY agrees, by the acceptance of this proposal, to indemnify
KELLER and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to KELLER by CLAY COUNTY or by an intentional omission by CLAY COUNTY to state a material fact in the information so provided, except where KELLER or its employees and affiliates have been negligent or at fault.

         KELLER agrees to indemnify CLAY COUNTY and its employees and affiliates for certain cost and expenses, including reasonable legal fees, in connection with claims or litigation relating to or based upon the negligence or willful misconduct of KELLER or its employees or affiliates.

         This proposal will be considered accepted upon the execution of the two enclosed copies of this agreement and the return of one executed copy to KELLER, accompanied by the specified retainer.

                                       KELLER & COMPANY, INC.

                                       By: /s/ Michael R. Keller
                                           ---------------------
                                           Michael R. Keller
                                           President

                                       CLAY COUNTY SAVINGS & LOAN ASSOCIATION

                                       By: /s/ John R. Davis
                                           -----------------
                                           John R. Davis
                                           President


                                       Date: August 6, 2002